Exhibit 3


                                Peter D. O'Connor
                            7502 N. Eucalyptus Drive
                            Paradise Valley, AZ 85253


October 5, 1997

Board of Directors
Continental Homes Holding Corp.
7001 N. Scottsdale Road
Suite  2050
Attn:  Timothy C. Westfall

Dear Sirs:

     This letter shall serve to inform you that I formally resign my position as a Director of Continental Homes Holding Corp. (Continental) as of 7:00 P.M. October 3, 1997. The reason for my resignation is the refusal by four of the eight directors to give an objective consideration to a third party offer to acquire the outstanding shares of Continental. Such offer was at a substantial premium to the current share price of Continental and the refusal to objectively consider such offer is not in the best interest of the shareholders. I believe my continued presence as a member of the Board of Directors would not be beneficial for those remaining with the firm.

                                     Very truly yours,


                                     /S/ Peter D. O'Connor
                                     ----------------------------
                                     Peter D. O'Connor